

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Mark P. Lappe
Chief Executive Officer
Inhibrx, Inc.
11025 N. Torrey Pines Road, Suite 200
La Jolla, CA 92037

> **Re:** **Inhibrx, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.19 & 10.25**
> **Filed July 28, 2020**
> **File No. 333-240135**

Dear Mr. Lappe:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance